

Mail Stop 3561

September 3, 2015

Andrew J. Littlefair
President and Chief Executive Officer
Clean Energy Fuels Corp.
4675 MacArthur Court, Suite 800
Newport Beach, CA 92660

>   **Re: Clean Energy Fuels Corp.**
>   **Registration Statement on Form S-3**
>   **Filed August 6, 2015**
>   **File No. 333-206121**
>   **Form 10-K for the Fiscal Year Ended December 31, 2014**
>   **Filed February 26, 2015**
>   **File No. 001-33480**

Dear Mr. Littlefair:

We have reviewed your filings and have the following comments. We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

With respect to your registration statement, please respond to this letter by amending your registration statement and providing the requested information. With respect to your Form 10-K listed above, please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3

General

1. Please note that we will coordinate any request to accelerate effectiveness of your registration statement with resolution of all issues related to the Form 10-K for the fiscal year ended December 31, 2014.

Cover Page of the Registration Statement

2. We note that the fee table includes common stock, preferred stock, debt securities, warrants, rights and units. However, the prospectus cover page also states that the securities being registered includes depositary shares and omits a reference to rights. Please revise to reflect consistently the securities being registered.

Exhibit 5.1. Opinion of Morrison & Foerster LLP

3. We note from the cover page of your prospectus that you are offering common stock, preferred stock, debt securities, warrants, rights, and units. However, it appears that your legal counsel has not opined on the validity of the rights being registered in the offering. Please have counsel revise the opinion to opine on all of the securities being registered.

Form 10-K for the Fiscal Year Ended December 31, 2014

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Operating Data, page 36

4. We note that your calculation of gasoline gallon equivalents ("GGE's") delivered includes amounts dispensed at stations where you provide O&M service but do not sell the CNG or LNG, as well as your proportionate share of GGE's sold by your former equity method joint venture and your proportionate share of RNG GGE's produced and sold as pipeline quality natural gas by your RNG production facilities. We also note that your discussion of revenues within results of operations primarily focuses on GGE fluctuations. Considering a GGE delivered at an owned station does not have the same financial statement impact as a GGE delivered at an O&M station or an investee-owned station, please tell us what consideration you gave to separately quantifying delivered GGE's related to your O&M stations and equity method investments. For example, we note that you only receive a per-gallon fee for O&M sales and that sales made by equity method investees are not recognized within your revenues. In your response, quantify for us the GGE's delivered related to these sources for the periods presented. Please also tell us why you reference "proportionate share" as it pertains to your RNG operations.

Critical Accounting Policies

Impairment of Goodwill and Long-Lived Assets, page 45

5. We note your disclosure within your discussion of critical accounting policies on page 45, as well as your disclosure on page 69 that there were no impairment charges for goodwill. You disclose the different methods you may assess goodwill for impairment, including either the initial qualitative assessment or step one of the quantitative

assessment. Please describe the goodwill impairment analysis you performed at your assessment date and, in doing so, tell us the composition of your reporting units. If a qualitative analysis was performed, please describe your analysis, tell us whether you concluded it was more likely than not that the fair value of any of your reporting units was less than its carrying value and the relevant factors you considered, including but not limited to the factors discussed at ASC 350-20-35-3(c). In this regard, we note you have reported recurring operating losses, net losses, and cash used in operating activities. If a step one quantitative analysis was performed, please describe your analysis to us and tell us whether the fair value of any of your reporting units were at risk of failing step one of the impairment test. Please note that a reporting unit is at risk of failing step one if it has a fair value that is not substantially in excess of their carrying value. If no reporting units are at risk based on your most recent impairment test, or if material goodwill is allocated to a reporting unit that is at risk but you believe a material impairment charge is unlikely even if step one was failed, please disclose this to your readers as we believe it provides them with valuable information in assessing the sensitivity of your goodwill to future impairment. Alternatively, if a reporting unit is at risk of failing step one of the impairment test and a material impairment charge could occur, please disclose the following:

- The percentage by which fair value exceeded carrying value as of the date of the most recent test;

- The amount of goodwill allocated to the reporting unit;

- A description of the methods and key assumptions used and how the key assumptions were determined;

- A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

- A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Comprehensive Income (Loss), page 64

6. We note your presentation of the elements of comprehensive income net of tax. Please tell us how you have complied with the requirement to present tax impacts as required by ASC 220-10-45-11 and -12. Please also tell us how you have complied with the requirement to present reclassification adjustments to and accumulated balances of each

component of accumulated other comprehensive income as required by ASC 220-10-45-14A through 17B.

Notes to Consolidated Financial Statements

(1) Summary of Significant Accounting Policies

Revenue Recognition, page 71

7. We note that you recognize revenues from various sources, including CNG sales, LNG production and sales, operation and maintenance services, station construction and engineering operations, RNG production and sales, natural gas fueling compressor operations, vehicle acquisition and finance operations, federal fuel tax credits, and sales of RINs and LCFS credits. As required by ASC 280-10-50-40, please disclose revenues for each group of similar products and services. Show us what your disclosure would have looked like for the historical periods presented.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933, all applicable Securities Act rules, the Securities Exchange Act of 1934, all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

In responding to our comments on the Form 10-K listed above, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jarrett Torno, Staff Accountant, at (202) 551-3703 or Andrew Blume, Staff Accountant, at (202) 551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Dean Brazier, Staff Attorney, at (202) 551-3485, Lisa Kohl, Legal Branch Chief, at (202) 551-3252, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara Ransom
Assistant Director
Office of Consumer Products